UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku

Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Entry into Amendment and Exchange Agreement

On October 14, 2026, Linkage Global Inc, a Cayman Islands exempted company (the “Company”), entered into and consummated the transactions contemplated by an Amendment and Exchange Agreement (the “Exchange Agreement”) with an institutional investor (the “Holder”). Pursuant to the Exchange Agreement, the Holder exchanged the senior unsecured convertible note previously issued by the Company pursuant to the Securities Purchase Agreement, dated July 17, 2025 (as amended, the “Original Note”), for a new senior unsecured convertible note of the Company (the “New Note,” and such exchange, the “Exchange”).

The Exchange was not a new financing, and the Company did not receive any new cash proceeds in connection with the Exchange. The New Note was issued in an original principal amount of $1.7 million, representing the outstanding principal, accrued and unpaid interest, accrued and unpaid late charges and any other amounts agreed by the parties under the Original Note. Upon completion of the deliveries required under the Exchange Agreement, the Original Note was cancelled and superseded by the New Note.

The parties intend that the offer and issuance of the New Note in exchange for the Original Note qualify for the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”). No commission or other remuneration was paid or given for soliciting the Exchange.

Terms of the New Note

The New Note is a senior unsecured convertible note of the Company and will mature on October 14, 2028. Interest will accrue at a rate of 10% per annum and generally will be payable monthly in cash or, subject to the satisfaction of specified equity conditions, in Class A ordinary shares of the Company, par value $0.0575 per share (the “Class A Ordinary Shares”). During the continuance of an event of default, the interest rate will increase by eight percentage points to 18% per annum.

The New Note is initially convertible into Class A Ordinary Shares at a conversion price of $1.50 per share, subject to adjustment as provided in the New Note (the “Conversion Price”). On the effectiveness date of the applicable resale registration statement and on each six-month anniversary thereafter, the Conversion Price will automatically be reduced if it exceeds the applicable Alternate Conversion Price. The “Alternate Conversion Price” is generally the lower of (i) the Conversion Price then in effect and (ii) the greater of (a) the Floor Price (as defined below) and (b) 90% of the lowest daily volume-weighted average price of the Class A Ordinary Shares during the ten trading days preceding the applicable determination date.

Under the New Note, the floor price is $0.208 per Class A ordinary share (the “Floor Price”). The amount converted under the New Note generally equals 110% of the sum of the applicable principal, accrued and unpaid interest, accrued and unpaid late charges and other unpaid amounts under the New Note or other transaction documents.

The New Note contains customary adjustments for share dividends, share splits, share combinations and similar transactions, as well as price-based anti-dilution adjustments in connection with certain future issuances by the Company. The number of Class A Ordinary Shares issuable upon conversion may therefore increase if the market price of the Class A Ordinary Shares declines, subject to the Floor Price and the other terms of the New Note.

The Holder may not convert the New Note to the extent that, after giving effect to the conversion, the Holder and its affiliates would beneficially own more than 4.99% of the outstanding Class A Ordinary Shares. The Company is required to reserve, for issuance under the New Note and the other outstanding notes covered by the applicable transaction documents, at least 200% of the number of Class A Ordinary Shares calculated to be issuable at the Floor Price, without regard to conversion limitations and assuming the notes remain outstanding until maturity.

Subject to the terms of the New Note, the Company may redeem all or a portion of the New Note at a price generally equal to 130% of the amount being redeemed. Following specified events of default, the Holder may require the Company to redeem all or a portion of the New Note at the greater of a 130% premium and an amount determined using the market-price formula set forth in the New Note. The New Note also provides the Holder with redemption rights in connection with certain change-of-control transactions, subsequent placements and asset sales.

Other Terms of the Exchange Agreement

The Exchange Agreement provides that the Securities Purchase Agreement and the other transaction documents relating to the Original Note will remain in effect, as modified by the Exchange Agreement. Following the closing, the New Note will be treated as a “Note,” and the Class A Ordinary Shares issuable upon conversion of the New Note will be treated as “Conversion Shares” and “Registrable Securities,” as applicable, under the existing transaction documents.

The closing of the Exchange was subject to customary conditions, including the accuracy of the parties’ representations and warranties, the absence of specified legal proceedings and continuing events of default, continued listing of the Class A Ordinary Shares, delivery of corporate documents and legal opinions, and delivery of irrevocable instructions to the Company’s transfer agent. The Exchange closed on October 14, 2026.

The foregoing descriptions of the Exchange Agreement and the New Note do not purport to be complete and are qualified in their entirety by reference to the full text of the New Note and the Exchange Agreement, copies of which are furnished as Exhibits 4.1 and 10.1, respectively, to this Report on Form 6-K and are incorporated herein by reference.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form F-3 (File No. 333-293678) that was initially filed with the SEC on February 24, 2026 and declared effective by the SEC on March 10, 2026, (ii) the Company’s registration statement on Form S-8 (File No. 333-295394) filed with the SEC on April 29, 2026, (iii) the Company’s registration statement on Form F-3 (File No. 333-296750) that was initially filed with the SEC on June 12, 2026 and declared effective by the SEC on June 26, 2026, and (iv) the Company’s registration statement on Form F-3 (File No. 333-297793) that was initially filed with the SEC on July 29, 2026.

EXHIBIT INDEX

Exhibit No.	Description
4.1	New Senior Unsecured Convertible Note, dated October 14, 2026, issued by Linkage Global Inc to an institutional investor
10.1	Amendment and Exchange Agreement, dated October 14, 2026, by and between Linkage Global Inc and an institutional investor

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: October 15, 2026	By:	/s/ Hong Chen
	Name:	Hong Chen
	Title:	Chief Executive Officer

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